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                             May 14, 2024

       Dietrich Wanke
       Chief Executive Officer
       Critical Metals Corp.
       c/o Maples Corporate Services (BVI) Limited
       Kingston Chambers, PO Box 173, Road Town
       Tortola, British Virgin Islands

                                                        Re: Critical Metals
Corp.
                                                            Amendment No. 1
Registration Statement on Form F-1
                                                            Filed May 1, 2024
                                                            File No. 333-278400

       Dear Dietrich Wanke:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed May 1, 2024

       General

   1. We note your revised disclosure in response to prior comment 3 that the GEM Investor and GYBL may be deemed
to be "underwriters" within the meaning of Section 2 (a) (11)
                                                        of the Securities Act
of 1933, as amended. Please revise to indicate that the GEM Investor and GYBL are
underwriters.
 Dietrich Wanke
FirstName   LastNameDietrich Wanke
Critical Metals Corp.
Comapany
May         NameCritical Metals Corp.
      14, 2024
May 14,
Page  2 2024 Page 2
FirstName LastName
      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Jason Rocha